SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.[__])*

GenOn Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37244E107
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to:
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 20 Pages)
______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37244E107	SCHEDULE 13D	Pag 2 of 20 Pages

1	NAME OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 908,941 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 908,941 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 908,941 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37244E107	SCHEDULE 13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,961,784 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,961,784 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,961,784 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37244E107	SCHEDULE 13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,992,903 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,992,903 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,992,903 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37244E107	SCHEDULE 13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,258,041 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,258,041 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,258,041 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37244E107	SCHEDULE 13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,550,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,550,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,550,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 37244E107	SCHEDULE 13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,550,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,550,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,550,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37244E107	SCHEDULE 13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,550,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,550,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,550,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37244E107	SCHEDULE 13D	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,550,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,550,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,550,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 37244E107	SCHEDULE 13D	Page 10 of 20 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock") of GenOn Energy, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive office is 1000 Main Street, Houston, Texas 77002.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Black Diamond Arbitrage Offshore Ltd., a Cayman Islands exempted company ("Arbitrage"); (ii) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"); (iii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore"); (iv) Black Diamond Thematic Offshore Ltd., a Cayman Islands exempted company ("Thematic" and together with Arbitrage, Double Offshore and Offshore, the "Funds"); (v) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"); (vi) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"); (vii) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II ("Asgard I"); and (viii) Clint D. Carlson, a citizen of the United States of America ("Mr. Carlson" and together with the Funds, Carlson Capital, Asgard II and Asgard I, the "Reporting Persons").  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities.  The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the "Accounts").  The principal business of Asgard II is serving as the general partner of Carlson Capital.  The principal business of Asgard I is serving as the sole stockholder of Asgard II.  The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

CUSIP No. 37244E107	SCHEDULE 13D	Page 11 of 20 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $119,695,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of its business. The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

On July 20, 2012, an Agreement and Plan of Merger, was agreed to by and among the Issuer, GenOn US, a Delaware corporation ("GenOn"), and NRG Energy Inc. ("NRG"), a Delaware corporation, subject to stockholder approvals and certain other customary closing conditions. Both GenOn and NRG have scheduled their respective special meeting of shareholders for November 9, 2012 to vote on the proposed Plan of Merger.If approved, NRG and GenOn will combine their businesses through the merger of GenOn with a newly formed, wholly owned subsidiary of NRG, with GenOn thereupon becoming a wholly owned subsidiary of NRG.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis; however, the Reporting Persons do not have the current intent to influence the basic business decisions of the Issuer, nor to participate in the management of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, determining whether to vote in favor of the merger, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 37244E107	SCHEDULE 13D	Page 12 of 20 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 45,550,000 shares of Common Stock. Based upon a total of 772,908,115 shares of Common Stock outstanding as of August 2, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2012, the Reporting Persons' shares represent approximately 5.9% of the outstanding shares of Common Stock.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 908,941 shares of Common Stock reported herein as owned by Arbitrage, (ii) the 35,961,784 shares of Common Stock reported herein as owned by Double Offshore, (iii) the 1,992,903 shares of Common Stock reported herein as owned by Offshore, (iv) the 2,258,041 shares of Common Stock reported herein as owned by Thematic and (v) an additional 4,428,331 shares of Common Stock held in the Accounts.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                Description
     1                      Joint Filing Agreement, dated October 25, 2012.

CUSIP No. 37244E107	SCHEDULE 13D	Page 13 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2012

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 37244E107	SCHEDULE 13D	Page 14 of 20 Pages

CARLSON CAPITAL, L.P.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson

CUSIP No. 37244E107	SCHEDULE 13D	Page 15 of 20 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard Investment Corp. and Asgard Investment Corp. II, respectively.  Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. or Asgard Investment Corp. II owns any Common Stock.

Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 37244E107	SCHEDULE 13D	Page 16 of 20 Pages

Appendix B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING
PERSONS IN THE PAST SIXTY DAYS

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by any of the Reporting Persons, as applicable.  All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Black Diamond Arbitrage Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/6/2012	6,948	2.569
9/6/2012	27,792	2.57258
9/21/2012	6,948	2.59
9/21/2012	27,792	2.59
9/24/2012	6,948	2.63
9/24/2012	27,792	2.6275
9/25/2012	6,948	2.58
9/25/2012	27,792	2.62
9/26/2012	13,896	2.54
9/27/2012	27,792	2.56
9/28/2012	50,000	2.54
9/28/2012	13,896	2.565
10/1/2012	160,000	2.5775
10/2/2012	13,932	2.6
10/2/2012	13,932	2.58
10/3/2012	85,000	2.63
10/3/2012	27,864	2.63
10/4/2012	27,864	2.65
10/8/2012	85,000	2.715
10/8/2012	27,864	2.72
10/9/2012	29,910	2.74
10/10/2012	7,415	2.74
10/11/2012	14,830	2.81
10/12/2012	13,932	2.77
10/15/2012	27,864	2.7725
10/16/2012	27,864	2.77
10/17/2012	27,864	2.78
10/18/2012	59,330	2.79

Double Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/27/2012	58,346	2.54
8/29/2012	(188,783)	2.5102

CUSIP No. 37244E107	SCHEDULE 13D	Page 17 of 20 Pages

9/6/2012	418,062	2.569
9/6/2012	1,672,246	2.57258
9/7/2012	1,057,855	2.59
9/13/2012	220,031	2.6
9/13/2012	82,512	2.6098
9/13/2012	178,776	2.59
9/13/2012	110,016	2.59
9/13/2012	(7,601)	2.58
9/13/2012	(4,067)	2.58
9/21/2012	55,008	2.59
9/21/2012	423,525	2.59
9/21/2012	1,694,100	2.59
9/24/2012	423,525	2.63
9/24/2012	1,694,100	2.6275
9/25/2012	423,525	2.58
9/25/2012	1,694,100	2.62
9/26/2012	847,050	2.54
9/27/2012	1,694,100	2.56
9/28/2012	847,050	2.565
10/2/2012	856,774	2.6
10/2/2012	856,774	2.58
10/3/2012	78,109	2.63
10/3/2012	1,713,548	2.63
10/4/2012	(60,527)	2.6904
10/4/2012	(54,664)	2.6904
10/4/2012	1,717,088	2.65
10/5/2012	(60,527)	2.7127
10/5/2012	(54,664)	2.7127
10/8/2012	1,717,088	2.72
10/9/2012	(32,093)	2.78
10/9/2012	(28,984)	2.78
10/9/2012	1,843,265	2.74
10/10/2012	461,140	2.74
10/11/2012	922,280	2.81
10/12/2012	866,234	2.77
10/15/2012	1,732,468	2.7725
10/16/2012	1,732,468	2.77
10/17/2012	1,732,468	2.78
10/18/2012	3,689,095	2.79

Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/27/2012	4,731	2.54
8/29/2012	(15,993)	2.5102
9/6/2012	24,850	2.569
9/6/2012	99,400	2.57258
9/7/2012	85,772	2.59
9/13/2012	17,841	2.6

CUSIP No. 37244E107	SCHEDULE 13D	Page 18 of 20 Pages

9/13/2012	6,690	2.6098
9/13/2012	14,495	2.59
9/13/2012	8,920	2.59
9/13/2012	(642)	2.58
9/13/2012	(331)	2.58
9/21/2012	4,460	2.59
9/21/2012	24,850	2.59
9/21/2012	99,400	2.59
9/24/2012	24,850	2.63
9/24/2012	99,400	2.6275
9/25/2012	24,850	2.58
9/25/2012	99,400	2.62
9/26/2012	49,700	2.54
9/27/2012	99,400	2.56
9/28/2012	49,700	2.565
10/2/2012	41,786	2.6
10/2/2012	41,786	2.58
10/3/2012	5,700	2.63
10/3/2012	83,572	2.63
10/4/2012	(5,113)	2.6904
10/4/2012	(4,427)	2.6904
10/4/2012	83,572	2.65
10/5/2012	(5,113)	2.7127
10/5/2012	(4,427)	2.7127
10/8/2012	83,572	2.72
10/9/2012	(2,710)	2.78
10/9/2012	(2,347)	2.78
10/9/2012	89,710	2.74
10/10/2012	22,245	2.74
10/11/2012	44,485	2.81
10/12/2012	41,786	2.77
10/15/2012	83,572	2.7725
10/16/2012	83,572	2.77
10/17/2012	83,572	2.78
10/18/2012	177,955	2.79

Black Diamond Thematic Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/27/2012	36,923	2.54
8/29/2012	(95,224)	2.5102
9/4/2012	136,944	2.5325
9/7/2012	779,473	2.59
9/13/2012	162,128	2.6
9/13/2012	60,798	2.6098
9/13/2012	131,729	2.59
9/13/2012	81,064	2.59
9/13/2012	(7,359)	2.58
9/21/2012	40,532	2.59

CUSIP No. 37244E107	SCHEDULE 13D	Page 19 of 20 Pages

10/3/2012	66,191	2.63
10/4/2012	(75,269)	2.6904
10/5/2012	(75,269)	2.7127
10/9/2012	(39,910)	2.78

Accounts

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/6/2012	41,251	2.569
9/6/2012	8,889	2.569
9/6/2012	165,006	2.57258
9/6/2012	35,556	2.57258
9/21/2012	36,034	2.59
9/21/2012	8,643	2.59
9/21/2012	144,134	2.59
9/21/2012	34,574	2.59
9/24/2012	36,034	2.63
9/24/2012	8,643	2.63
9/24/2012	144,134	2.6275
9/24/2012	34,574	2.6275
9/25/2012	36,034	2.58
9/25/2012	8,643	2.58
9/25/2012	144,134	2.62
9/25/2012	34,574	2.62
9/26/2012	72,067	2.54
9/26/2012	17,287	2.54
9/27/2012	144,134	2.56
9/27/2012	34,574	2.56
9/28/2012	72,067	2.565
9/28/2012	17,287	2.565
10/1/2012	840,000	2.5775
10/2/2012	70,221	2.6
10/2/2012	17,287	2.6
10/2/2012	70,221	2.58
10/2/2012	17,287	2.58
10/3/2012	415,000	2.63
10/3/2012	140,442	2.63
10/3/2012	34,574	2.63
10/4/2012	136,902	2.65
10/4/2012	34,574	2.65
10/8/2012	415,000	2.715
10/8/2012	136,902	2.72
10/8/2012	34,574	2.72
10/9/2012	37,115	2.74
10/10/2012	9,200	2.74
10/11/2012	18,405	2.81
10/12/2012	60,761	2.77
10/12/2012	17,287	2.77
10/15/2012	121,522	2.7725
10/15/2012	34,574	2.7725

CUSIP No. 37244E107	SCHEDULE 13D	Page 20 of 20 Pages

10/16/2012	121,522	2.77
10/16/2012	34,574	2.77
10/17/2012	121,522	2.78
10/17/2012	34,574	2.78
10/18/2012	73,620	2.79

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  October 25, 2012

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson